February 28, 2005

Via Facsimile at 920-803-8136 and U.S. Mail

Gerard Werner
President and Chief Executive Officer
North Shore Capital IV, Inc.
2209 Pershing Avenue
Sheboygan, Wisconsin  53083

Re:	North Shore Capital IV Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed February 22, 2005
File Number 5-80563

Dear Mr. Werner:

	We have the following comments on your filing.
General

1. Please advise us as to why the information being filed pursuant to
Rule 14f-1 was filed under Gridline Communications Corp`s CIK on EDGAR. It would appear that you intended for this filing to be made by North Shore Capital IV Inc., however, you have not submitted this filing for the appropriate company on EDGAR. Please re-file this document or tell us why you believe it is appropriate to make this submission for Gridline Communications.

2. Please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A. For example, you indicate that Messrs. Orji and Jackson and Ms. Jefferson are independent, however, it is not clear by what independence standards you are measuring their independence. Are you adhering to the definition of independence of a national securities exchange or national securities association? See Item 7(d)(2)(ii) of Schedule 14A. Further, it does not appear that you have included information regarding the company`s shareholder communications process or told us why you do not believe additional information is required. Note that even where the company does not have any defined policy or procedures for shareholder recommendations, you must provide the basis for the board`s apparent view that it is appropriate not to have a policy regarding the consideration of director candidates recommended by security holders and a process for security holders to send communications to the board pursuant to Items 7(d)(2)(i), 7(d)(2)(ii)(F) and 7(h)(1) of Schedule 14A.
3. See the penultimate paragraph on page 11. We note your indication that you assume "no responsibility for the accuracy or completeness" of the information provided by Gridline concerning Gridline and the executive officers and directors. Disclaimers regarding the accuracy or completeness of information reported are inappropriate. Please revise to remove this disclaimer.
Voting Securities and Principal Holders Thereof, page 2
4. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.
voting or investment power, the stock owned by the entities listed in the table. See Exchange Act Rule 13d-3. For example, you should have disclosed the natural person who controls the common stock owned by Goldstein & Faucett LLP, Aventura Holdings, Reich Capital, and Avercap, among others.

Closing comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

------
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.
      Please direct any questions regarding our comments to me at
(202) 942-2801.  You may also reach me via facsimile at (202) 942-
9638.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


??

??

??

??

North Shore Capital IV Inc.
February 28, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE